William Bardeen
Executive Vice President and
Chief Financial Officer

T 212 556 7001
bardewt@nytimes.com

620 8th Avenue
New York, NY 10018

December 8, 2023

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:    The New York Times Company
Form 10-K for the Year Ended December 31, 2022
Filed February 28, 2023
File No. 001-05837

Ladies and Gentlemen:
The following sets out the response of The New York Times Company (the “Company”, “we”, “us” or “our”) to the comment set forth in your letter dated November 27, 2023, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 10-K”). For ease of review, we have set out the comment together with the Company’s response.
16. Segment Information, page 111
1.We note your response to comment 5 and the expanded non-GAAP reconciliation for consolidated adjusted operating costs that you intend to include in future filings. Please further revise your proposed disclosures to also reconcile adjusted operating costs by individual segment to the corresponding GAAP measure. The reconciliation should include detail of all significant adjusting amounts.

Securities and Exchange Commission
December 8, 2023

Response:
We acknowledge the Staff’s comment and will update future interim and annual filings to also reconcile adjusted operating costs by individual segment to the corresponding GAAP measure. This expanded reconciliation will be substantially as follows:

	Years Ended
	December 31, 2022			December 26, 2021
	(52 weeks and six days)(1)			(52 weeks)
(in thousands)	NYTG	The Athletic	Consolidated	NYTG	The Athletic	Consolidated
Total operating costs	$1,955,169	$151,185	$2,106,354	$1,806,843	$—	$1,806,843
Less:
Depreciation and amortization	57,392	25,262	82,654	57,502	—	57,502
Severance	4,509	160	4,669	882	—	882
Multiemployer pension plan withdrawal costs	4,871	—	4,871	5,150	—	5,150
Acquisition-related costs	34,712	—	34,712	—	—	—
Multiemployer pension plan liability adjustment	14,989	—	14,989	—	—	—
Impairment charge	4,069	—	4,069	—	—	—
Lease termination charge	—	—	—	3,831	—	3,831
Total adjusted operating costs	$1,834,627	$125,763	$1,960,390	$1,739,478	$—	$1,739,478
(1) The results of The Athletic have been included in our Consolidated Financial Statements beginning February 1, 2022.
____________________
If there are any questions, please contact the undersigned at 212-556-7001, or Diane Brayton, Executive Vice President and General Counsel, at 212-556-5995.

Very truly yours,

/s/ William Bardeen
William Bardeen
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

cc:
Diane Brayton, The New York Times Company
Andrew Blume, SEC Staff
Claire Erlanger, SEC Staff
Morgan, Lewis & Bockius LLP
Ernst & Young, LLP